SCHEDULE 13G

Amendment No. 5
Seagate Technology
Common Stock
Cusip #G7945J104


Cusip #G7945J104
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	9,003,595
Item 6:	0
Item 7:	85,931,721
Item 8:	0
Item 9:	85,931,721
Item 11:	14.968%
Item 12:	    HC


Cusip #G7945J104
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	70,650
Item 6:	0
Item 7:	85,931,721
Item 8:	0
Item 9:	85,931,721
Item 11:	14.968%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Seagate Technology

Item 1(b).	Name of Issuer's Principal Executive Offices:

		P.O. Box 309GT, Ugland House
		South Church Street Georgetown
		Grand Caymen, Caymen Islands  00000


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		G7945J104

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	85,931,721

	(b)	Percent of Class:	14.968%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	9,003,595

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	85,931,721

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Seagate Technology. The interest of one person, Magellan Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of Seagate Technology, amounted to 43,790,734 shares or 7.628% of the total outstanding
Common Stock at December 31, 2006.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/Eric D. Roiter
Signature

Eric D, Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 78,050,836 shares or 13.595% of the Common Stock outstanding of Seagate
Technology ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of Seagate Technology owned by the investment companies at December 31, 2006 included 566,503 shares of Common Stock resulting from the assumed conversion of $10,000,000 principal amount of MAXTOR INC CV 2.375 8/12 144A (56.6503 shares of
Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Seagate Technology owned by the investment companies at December 31, 2006 included 1,489,903 shares of Common
Stock resulting from the assumed conversion of $26,300,000 principal amount of MAXTOR CORP CV 2.375% 8/15/12
(56.6503 shares of Common Stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Magellan
Fund, amounted to 43,790,734 shares or 7.628% of the Common Stock outstanding. Magellan Fund has its principal business office at 82 Devonshire Street, Boston,
Massachusetts 02109.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 78,050,836 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 155,300 shares or 0.027% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of Common Stock of Seagate
Technology owned by the institutional account(s) at December 31, 2006 included 67,980 shares of Common Stock resulting from the assumed conversion of $1,200,000 principal amount of MAXTOR CORP CV 2.375% 8/15/12 (56.6503 shares of
Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 155,300 shares and sole power to vote or to direct the voting of 155,300 shares of Common Stock owned by the institutional account(s) as reported above.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston,
MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR Corp.'s beneficial ownership includes 1,713,150 shares, or 0.298%, of the Common Stock stock outstanding of Seagate Technology, beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 482,430 shares or 0.084% of the outstanding Common Stock of Seagate Technology as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR Corp., through its control of PGALLC, each has sole dispositive power over 482,430 shares and sole power to vote or to direct the voting of 482,430 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,119,441 shares or 0.195% of the outstanding Common Stock of the Seagate Technology as a result of its serving as investment manager of institutional accounts owning such shares.

	Edward C. Johnson 3d and FMR Corp., through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 1,119,441 shares and sole power to vote or to direct the voting of 1,119,441 shares of Common Stock owned by the institutional accounts managed by PGATC as reported above.

	Edward C. Johnson 3d has sole voting and dispositive power over 70,650 shares, shared voting and dispositive power over 0 shares, and no voting or dispositive power over 0 shares.

	Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 4,339,914 shares or 0.756% of the Common Stock outstanding of the Company. The number of shares of Common Stock of Seagate Technology owned by the institutional account(s) at December 31, 2006 included 67,980 shares of Common Stock resulting from the assumed conversion of $1,200,000 principal amount of MAXTOR
CORP CV 2.375% 8/15/12 (56.6503 shares of Common Stock for each $1,000 principal amount of debenture).

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR Corp.
and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL has sole dispositive power over 4,339,914 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 4,258,514 shares and no power to vote or direct the voting of 81,400 shares of Common Stock held by the International Funds as reported above.


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2007, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Seagate Technology at December 31, 2006.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. and its
direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Magellan Fund

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary